Exhibit (a)(15)
Via E-mail

Good afternoon:

The deadline for participating in XO Communications’ offer to exchange certain stock options for new options has been extended until 11:59 P.M., Reston, Virginia time on Friday, July 13, 2001. We are extending the offer in order to prepare additional financial information that will be mailed to you shortly. Please note that the terms and conditions of the offer have not changed.

If you have already delivered your signed letter of transmittal (the yellow form included in the materials that you previously received) and Schedule A (list of eligible grants), you do not need to do anything further.

If you have not already delivered your signed letter of transmittal and Schedule A, please make your election to accept or reject the offer, sign the letter of transmittal and deliver it with Schedule A before 11:59 P.M., Reston, Virginia time on Friday, July 13, 2001. Please direct any questions to the Stock Option Exchange Program call center at: (800) 405-8502 or (703) 547-2994.

We will be sending you another e-mail to inform you when the additional financial information is being mailed.

Thank you.

Jimmie W. Paschall
Vice President, Human Resources